UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Converted Organics Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

21254S107
(CUSIP Number)

October 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21254S107

1	NAME OF REPORTING PERSON SOUTH FERRY #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,800,000 (1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,800,000 (1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.66%
12	TYPE OF REPORTING PERSON PN

(1) Includes 900,000 shares of common stock issuable upon exercise of Class H Warrants exercisable within 60 days of October 15, 2009.

CUSIP NO. 21254S107

1	NAME OF REPORTING PERSON AARON WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000 (1) shares
	6	SHARED VOTING POWER 1,800,000 (2) shares
	7	SOLE DISPOSITIVE POWER 500,000 (1) shares
	8	SHARED DISPOSITIVE POWER 1,800,000 (2) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000 shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.91%
12	TYPE OF REPORTING PERSON IN

(1) Includes 250,000 shares of common stock issuable upon exercise of Class H Warrants exercisable within 60 days of October 15, 2009.

(2) Includes 900,000 shares of common stock issuable upon exercise of Class H Warrants exercisable within 60 days of October 15, 2009.

CUSIP NO. 21254S107

1	NAME OF REPORTING PERSON ABRAHAM WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,800,000 (1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,800,000 (1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.66%
12	TYPE OF REPORTING PERSON IN

(1) Includes 900,000 shares of common stock issuable upon exercise of Class H Warrants exercisable within 60 days of October 15, 2009.

CUSIP NO. 21254S107

1	NAME OF REPORTING PERSON MORRIS WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,800,000 (1) shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,800,000 (1) shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.66%
12	TYPE OF REPORTING PERSON IN

(1) Includes 900,000 shares of common stock issuable upon exercise of Class H Warrants exercisable within 60 days of October 15, 2009.

CUSIP NO. 21254S107

Item 1(a).	Name of Issuer:

Converted Organics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7A Commercial Wharf West
Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:

This statement is jointly filed by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson (together with South Ferry #2, L.P., Aaron Wolfson and Abraham Wolfson, the “Reporting Persons”).  As Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and because Morris Wolfson is the portfolio manager of South Ferry #2, L.P., they may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of the shares of Common Stock held by South Ferry #2, L.P., however, the general partners have delegated to the portfolio manager full voting and dispositive power over the shares of the Issuer held by the limited partnership.  Each of Messrs. Wolfson, Wolfson and Wolfson disclaim beneficial ownership of these shares except to the extent of his respective equity interest therein.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One State Street Plaza, 29th Floor
New York, New York 10004

Item 2(c).	Citizenship:

South Ferry #2, L.P. is organized under the laws of the State of Delaware.  Aaron Wolfson, Abraham Wolfson and Morris Wolfson are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

21254S107

CUSIP NO. 21254S107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/X/           Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The percentages reported herein are calculated based on 35,494,532 shares of Common Stock outstanding following the close of the public offering of units, each unit comprising one share of common stock and one Class H Warrant to purchase one share of common stock (the “Unit Offering”), as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) promulgated under the Act with the Securities and Exchange Commission (the “Commission”) on October 15, 2009 plus 2,250,000 shares of common stock issued in connection with the underwriters’ full exercise of their over-allotment option granted in connection with the Unit Offering, as reported in the Issuer’s Form 8-K filed with the Commission on October 21, 2009..

See Cover Pages Items 5–11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP NO. 21254S107

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 21254S107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2009	SOUTH FERRY #2, L.P.

	By:	/s/ Morris Wolfson
Morris Wolfson, portfolio manager

/s/ Aaron Wolfson
AARON WOLFSON

/s/ Abraham Wolfson
ABRAHAM WOLFSON

/s/ Morris Wolfson
MORRIS WOLFSON